SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2020

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

RELEVANT FACT

CENTRAIS ELÉTRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26 | NIRE: 533.0000085-9

PUBLIC COMPANY

Centrais Elétricas Brasileiras S/A (“Company” or “Eletrobras”) (B3: ELET3, ELET5 & ELET6; NYSE: EBR & EBR.B; LATIBEX: XELT.O & XELT.B) hereby informs its shareholders and the market in general that, on this date, the National Electric Energy Agency - Aneel recognized, by decision of its collegiate board, the following:

(i)           the right to receive credits from the Fuel Consumption Account - CCC to Centrais Elétricas de Rondônia (“Ceron”), in the amount of R$ 1,904,055,165.07 (at July 2019 prices), related to inspection of the benefits due in the period from July 30, 2009 to June 30, 2016, considered as the first period of the inspection process (“First Inspection Period”), credits assigned to Eletrobras on the occasion of the privatization of said distributor; and

(ii)          the right to receive credits from the Fuel Consumption Account - CCC to Companhia de Eletricidade do Acre (“Eletroacre”), in the amount of R$ 191,610,318.04 (at July 2019 prices), referring to the inspection of the benefits due in the period from July 30, 2009 to June 30, 2016, credits also assigned to Eletrobras on the occasion of the privatization of said distributor.

These amounts recognized by Aneel are in accordance with the amounts registered in the Company's Financial Statements on September 30, 2019, for the First Inspection Period, with the existing difference attributed to the inflation adjustment by the IPCA, due to the difference in the base date considered. The other amounts assigned by Ceron and Eletroacre to Eletrobras and recorded in its Balance Sheet refer to claims that will still be submitted to Aneel's Board of Directors after the conclusion of the second inspection period that covers the period from July 1, 2016 to April 30, 2017 (“Second Inspection Period”). On September 30, 2019, Eletrobras maintained in its Financial Statements receivable credits, assigned by Ceron and Eletroacre, referring to the First and Second Inspection Period, in the order of R$ 3.2 billion.

Aneel's Executive Board also approved, on this date, the obligation to return R$ 2,061,360,021.40 (at March 2019 prices), referring to the CCC's monthly inspection and reprocessing process paid to Amazonas Distribuidora de Energia S.A. (“Amazonas Energia”), from July 2016 to April 2017, referring to the Second Inspection Period. With this decision, Amazonas Energia had completed its entire inspection process, since Aneel's Board of Directors had already decided, on March 19, 2019, the result of the First Inspection Period for CCC reimbursements to Amazonas Energia, with the company having the right to receive a credit of approximately R$ 1,591,670,950.13 (at September 2018 prices), to be offset against credits to be returned.

In addition, still in the process of the First Inspection Period of Amazonas Energia, Aneel quantified the right to receive from Amazonas Energia the amounts equivalent to the disallowances of the CCC resulting from the criteria of economic and energy efficiency, a right recognized by Law 13,299/2016, in the amount of R$ 1,357,794,977.30 (historical value) and to be paid by the National Treasury.

All of the aforementioned amounts of Amazonas Energia were also assigned to Eletrobras, in the privatization process of said distributor, and are considered in the Company's Financial Statements on September 30, 2019, with the difference attributed to the inflation adjustment by the IPCA, due to difference in the base date considered, with regard to the First and Second Inspection Period of the CCC, and the updating by Selic of the credits owed by the National Treasury regarding the disallowances of the CCC resulting from the criteria of economic and energy efficiency. On September 30, 2019, Eletrobras maintained in its Financial Statements net receivables, granted by Amazonas Energia, in the order of R$ 2.4 billion.

Finally, we highlight that Aneel has not yet completed the inspection processes for CCC refunds for the First and Second Period of Boa Vista Energia, also assigned to Eletrobras and recorded, on September 30, 2019, at approximately R$ 190 million.

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

Only after the final decision of all inspections of the Second Period of Ceron and Eletroacre and of the First and Second Period of Boa Vista Energia by Aneel's Board of Directors, will the final balance of credits assigned by the distributors cited to Eletrobras begin to be paid, by CDE Fund, according to the availability of funds from the Sectorial Fund. The amounts owed by the National Treasury also depend on budget availability.

The Company will keep the market informed on the matter.

Rio de Janeiro, March 10, 2020

Elvira Cavalcanti Presta

CFO and Investor Relations Officer

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 10, 2020
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.